UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2007

Commission File Number:  001-32458


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Attached to this Report on Form 6-K as Exhibit 1 is a press release dated May 3, 2007 from Diana Shipping Inc. (the "Company") announcing its financial results for the first quarter ended March 31, 2007.

                                                                       Exhibit 1



                                          Corporate Contact:
                                          Ioannis Zafirakis
                                          Director and Vice-President
                                          Telephone: + 30-210-9470100
                                          Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                          Investor and Media Relations:
                                          Edward Nebb
                                          Euro RSCG Magnet
                                          Telephone: + 1-212-367-6848
                                          Email: ed.nebb@eurorscg.com


                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
                   FOR THE FIRST QUARTER ENDED MARCH 31, 2007
                                       AND
                  DECLARES CASH DIVIDEND OF 50 CENTS PER SHARE
                          FOR THE FIRST QUARTER OF 2007


ATHENS, GREECE, May 3, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $21.4 million for the first quarter of 2007, compared to net income of $11.7 million reported for the same period of 2006.

         Voyage and time charter revenues were $38.5 million for the first quarter of 2007, compared to $24.2 million for the same period of 2006. This increase was due to the growth in the number of vessels in the Company's fleet and to increased time charter rates.

Dividend Declaration

         The Company has declared a cash dividend on its common stock of $0.50 per share, based on its cash from operations during the first quarter of 2007. The cash dividend will be payable on or about May 23, 2007 to shareholders of record as of May 16, 2007. The Company currently has approximately 62.9 million shares of common stock outstanding.

         "I am pleased to report a significant increase in first quarter earnings as compared with the year-ago period, as well as an increase in our dividend payable to shareholders. This progress continues to reflect our strategy to expand our fleet through accretive vessel acquisitions, to build our relationships with top-quality charterers, and to maintain strong financial resources to support future growth," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Fleet Employment Profile

       Currently Diana's fleet is employed as follows:

                Sister
  Name          ships(3)    Year Built    DWT          Employment (1)             Charter Expiration(2)
------------ ------------ ------------- -------- ------------------------- ---------------------------------
------------ ------------ ------------- -------- ------------------------- ---------------------------------
Nirefs              A          2001      75,311   4TCs Average(4) + 4.5%       Oct 23, 2007 - Jan 23, 2008
Alcyon              A          2001      75,247          $22,582               Oct 15, 2007 - Feb 15, 2008
Triton              A          2001      75,336          $24,400              Oct. 17, 2009 - Jan 17, 2010(5)
Oceanis             A          2001      75,211          $17,000               Apr 19, 2007 - Jun 19, 2007
Dione               A          2001      75,172          $28,500                Nov 7, 2007 - Jan 17, 2008
Danae               A          2001      75,106          $29,400               Feb 18, 2009 - May 18, 2009
Protefs             B          2004      73,630          $31,650                Feb 3, 2008 - Apr 3, 2008
Calipso             B          2005      73,691          $26,750               Dec 21, 2007 - Feb 21, 2008
Clio                B          2005      73,691          $27,000               Jan 27, 2009 - Mar 27, 2009
Thetis              B          2004      73,583          $25,000                Aug 3, 2007 - Oct 18, 2007
Naias               B          2006      73,546          $21,000              Jun 28 , 2007 - Sep 28, 2007
Erato               C          2004      74,444          $30,500                Nov 9, 2007 - Jan 9, 2008
Coronis             C          2006      74,381          $27,500               Jan 18, 2009 - Apr 9, 2009
Pantelis SP(6)      -          1999      169,883         $47,500               Jan 25, 2008 - Mar 25, 2008(6)
Sideris GS          D          2006      174,186        $41,000(7)             Oct 15, 2010 - Jan 15, 2011(8)
Aliki               -          2005      180,235        $48,500(9)              Mar 1, 2011 - Jun 1, 2011(8)
Semirio             D          2007      175,000       $41,000(10)             Apr 30, 2011 - Jul 30, 2011(8)
Hull H1043(11)      D          2007      177,000         $52,000                Oct 5, 2011 - Jan 4, 2012(12)
Hull H1107(13)      D          2010      177,000            -                               -
Hull H1108(13)      D          2010      177,000            -                               -
                                        --------
                                Total: 2,198,653

(1)    Gross time charter rate per day.
(2)    Charterers' optional period to redeliver the vessel to owners. (
(3) Each vessel is a sister ship of the other vessels that have the same letter.
(4) Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.
(5) The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.
(6) The vessel has been sold and is expected to be delivered to its new owners in July 2007.
(7) The daily time charter rate will be $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year.
(8) The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and in that case commences at the end of the 48th month, at the daily time charter rate of $48,500.
(9) The daily time charter rate will be $52,000 for the first and second year and $45,000 for the third and fourth year.
(10) The daily time charter rate will be $51,000 for the first and second year and $31,000 for the third and fourth year. The vessel is expected to be delivered to the Company / charterers on or about June 15, 2007.
(11)   Expected to be delivered on or about November 20, 2007.
(12) The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and in that case commences at the end of the 48th month, at the daily rate of $52,000.
(13)   Expected to be delivered in the second quarter of 2010.



Summary of Selected Financials & Other Data

                                                    Three months ended March 31,
                                                         2007           2006
                                                      -------------  -----------
                                                        (unaudited)  (unaudited)

INCOME STATEMENT DATA (in thousands of US Dollars):
  Voyage and time charter revenues.................. $ 38,508       $ 24,179
  Voyage expenses...................................    1,676          1,755
  Vessel operating expenses.........................    6,521          4,927
  Net income .......................................   21,446         11,716
FLEET DATA
  Average number of vessels.........................     15.0           12.7
  Number of vessels.................................     15.0           13.0
  Weighted average age of fleet (in years)..........      4.0            3.8
  Ownership days....................................    1,350          1,146
  Available days....................................    1,350          1,112
  Operating days....................................    1,323          1,108
  Fleet utilization.................................    98.0%          99.6%
AVERAGE DAILY RESULTS
   Time charter equivalent (TCE) rate (1)............ $ 27,283      $ 20,165
   Daily vessel operating expenses (2)............... $  4,830      $  4,299


-------------
(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

       Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 10:00 A.M. (Eastern Time) on Thursday, May 3, 2007. Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-866-406-5369 (for U.S.-based callers) or 1-973-582-2847 (for international callers).

       A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 8740128.

About the Company

         Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

       Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

       The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

       The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

       In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)

                               DIANA SHIPPING INC.
                                FINANCIAL TABLES
  Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                        CONSOLIDATED STATEMENTS OF INCOME

                                                    Three months ended March 31,
                                                     2007              2006
                                                  --------------   -------------
                                                    (unaudited)     (unaudited)
 REVENUES:
  Voyage and time charter revenues ...............$      38,508    $      24,179

 EXPENSES:
   Voyage expenses ...............................        1,676           1,755
   Vessel operating expenses .....................        6,521           4,927
   Depreciation and amortization of
    deferred charges .............................        4,800           3,757
   Management fees ...............................            -             572
   Executive management services and rent ........            -              76
   General and administrative expenses ...........        2,154             824
   Foreign currency losses (gains) ...............         (70)              10
                                                  --------------   -------------
   Operating income ..............................       23,427          12,258
                                                  --------------   -------------

 OTHER INCOME (EXPENSES):
   Interest and finance costs ....................      (2,128)           (785)
   Interest income ...............................          147             243
                                                   -------------   -------------

   Total other income (expenses), net ............      (1,981)           (542)
                                                   -------------   -------------

 Net Income  .....................................$      21,446    $     11,716
                                                  ==============   =============

Earnings/(losses)  per common share, basic
   and diluted ...................................$        0.40    $       0.26
                                                  ==============   =============

Weighted average number of common shares,
   basic bnd diluted .............................   53,325,000      45,000,000
                                                  ==============   =============


BALANCE SHEET DATA
                                                     March 31,     December 31,
                                                       2007            2006
                                                  --------------   -------------
ASSETS                                            (unaudited)
 Cash and cash equivalents .......................        9,065          14,511
 Other current assets.............................        5,027           4,551
 Assets held for sale.............................       57,353               -
 Advances for vessels under  construction
  and acquisitions and other vessel costs.........       55,420          24,347
 Vessels' net book value .........................      402,529         464,439
 Other fixed assets, net..........................          969             897
 Other non-current assets.........................        1,619           1,930
                                                  --------------   -------------
    Total assets .................................      531,982         510,675
                                                  ==============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities..............................        9,585           7,636
 Long-term debt...................................      160,166         138,239
 Other non-current liabilities....................        2,085           1,697
 Total stockholders' equity.......................      360,146         363,103
                                                  --------------   -------------
    Total liabilities and stockholders' equity ...      531,982         510,675
                                                  ==============   =============


OTHER FINANCIAL DATA

                                                    Three months ended March 31,
                                                     2007              2006
                                                  --------------   -------------
                                                    (unaudited)     (unaudited)

 Net cash from operating activities...............      28,030     $     15,605
 Net cash used in investing activities............     (31,073)        (37,917)
 Net cash from / (used in) financing activities...      (2,403)          20,500

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  May 18, 2007                          By:    /s/ Anastassis Margaronis
                                                     --------------------------
                                                     Anastassis Margaronis
                                                     President








SK 23159 0002 773503